Exhibit 1

For immediate release

July 10, 2007

CanWest Completes Acquisition of CanWest MediaWorks Income Fund’s Interest in

CanWest MediaWorks Limited Partnership

Toronto, Ontario – CanWest Global Communications Corp. (“CanWest”) (TSX: CGS and CGS.A) and CanWest MediaWorks Income Fund (the “Fund”) (TSX: CWM.UN) announced today that CanWest MediaWorks Limited Partnership (the “Partnership”) has completed the purchase of the Fund’s interest in the Partnership for an aggregate cash purchase price of $495 million. The purchase having been completed, the Fund expects that units of the Fund will be redeemed for $9.00 in cash per unit on July 12, 2007, following which the affairs of the Fund will be wound-up. The Fund units will be delisted from the Toronto Stock Exchange at the close of trading on July 11, 2007. Following the delisting of the Fund’s units and their subsequent redemption, the Fund intends to seek to cease to be a reporting issuer under applicable securities legislation.

The $495 million purchase price payable by the Partnership, together with the refinancing of the Partnership’s existing credit facility, was funded by a short-term loan facility in the amount of $1.3 billion provided by The Bank of Nova Scotia. The Partnership expects to repay the short-term loan facility on July 13, 2007 with the proceeds of the previously announced $1,015 million senior secured syndicated credit facilities, $75 million senior subordinated unsecured credit facility and $429 million (US$400 million) offering of senior subordinated notes.

As previously announced on June 19, 2007, the Fund’s Board of Trustees approved a cash distribution of $0.0771 per unit for the month of June 2007 to unitholders of record as of the close of business on June 29, 2007. The Fund expects that this distribution will be paid on July 12, 2007.

Forward Looking Statements

This news release contains certain comments or “forward-looking statements” relating to the privatization of the Fund, including statements regarding the currently expected date for the delisting of the Units and the redemption date that are based largely upon current expectations and are subject to certain risks, trends and uncertainties. Factors that could cause actual events to vary from current expectations include, in the case of the repayment of the short-term loan facility, the failure to obtain required financing. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. CanWest and the Fund disclaim any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

About CanWest Global Communications Corp.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A) an international media company, is Canada’s largest publisher of daily newspapers and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, the United Kingdom and the United States.

For more information:

Deb Hutton, SVP Corporate Communications

CanWest Global Communications Corp.

416-383-2224

dhutton@canwest.com